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                            SECURITIES AND EXCHANGE
                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                                              Commission File Number  0-22667

                          NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [X] Form N-SAR [_]

For Period Ended:   June 30, 2000
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[_]   Transition Report on Form 10-K     [_]  Transition Report on Form 10-Q
[_]   Transition Report on Form 20-F     [_]  Transition Report on Form N-SAR
[_]   Transition Report on Form 11-K

     For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I
                            REGISTRANT INFORMATION

Full Name of Registrant  Mercator Software, Inc.
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Former Name if Applicable

                     TSI International Software Ltd.
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Address of principal executive office (Street and Number)

45 Danbury Road
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City, state and zip code  Wilton, Connecticut 06897
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                                    PART II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)
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       (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     Mercator Software, Inc. (the "Registrant") is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 within 45 days after the end of such period without unreasonable effort or expense because necessary financial information is not yet available to be included in the Quarterly Report on Form 10-Q.



                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

            Constance F. Galley     (203)           761-8600
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                 (Name)          (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify report(s).
                                                                [X] Yes  [_] No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [_] Yes  [X] No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Mercator Software, Inc.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   8/15/00             By /s/ Constance F. Galley
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                             President and Chief Executive Officer
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                           ATTACHMENT TO FORM 12b-25

PART IV(3)

The Registrant expects to report higher net losses from the corresponding period in 1999. The Registrant cannot make a reasonable estimate of such net losses because necessary financial information is not yet available.